                                                 Filed by Harbinger Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934

                                         Subject Company: Harbinger Corporation
                                                    Commission File No. 0-26298


[HARBINGER LOGO]                                      [PEREGRINE SYSTEMS LOGO]


                             We Make e-Business Work


                                Robinson Humphrey
                      29th Annual Institutional Conference
                               April 10-12, 2000



Jim McCormick
Chief Financial Officer
Harbinger Corporation

James M. Travers
President and CEO
Harbinger Corporation

Steve Gardner
President and CEO
Peregrine Systems, Inc.

[HARBINGER LOGO]                                        [PEREGRINE SYSTEMS LOGO]



                                James M. Travers
                                 President & CEO
                             Harbinger Corporation

Forward-Looking Statements

         The foregoing presentation contains "forward-looking" statements about the expectations, beliefs, plans, intentions and strategies of both Peregrine and Harbinger and, assuming the merger is completed, the combined companies. The ability of either Peregrine, Harbinger, or the combined companies to achieve their planned business objectives involve many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine and Harbinger as of today's date. Neither Peregrine, Harbinger, or the combined companies assume any obligation to update any of these statements. These statements are not guarantees of the future performance of either Peregrine, Harbinger, or the combined companies. The actual results of Peregrine, Harbinger, or the combined companies could differ materially from current expectations. Factors that could cause or contribute to these differences include the companies' ability to complete the transaction and, if completed, their ability to integrate Peregrine's and Harbinger's respective business. In addition, both Peregrine and Harbinger have made numerous prior acquisitions, may make future acquisitions, and face additional risks associated with the integration of these acquisitions. The revenues and earnings of both Peregrine and Harbinger are, and the revenues and earnings of the combined companies will be, subject to a number of factors that make estimation of its future operating results extremely uncertain. These factors include competition; increased competition due to each party's expanded product offerings; risks associated with the evolving and varying demand for each company's software products; the ability of Peregrine, Harbinger, and the combined companies to expand their operations; acceptance of e-mail and the Internet as a communication medium; litigation, including litigation over intellectual property rights; and general economic factors. The risks associated with Peregrine's business are discussed in Peregrine's Annual Report on Form 10-K for the year ended March 31, 1999, which was filed with the Securities and Exchange Commission in June 1999, and in Peregrine's subsequent quarterly reports on Form 10-Q filed with the SEC. In addition, factors affecting Harbinger's business are contained in its Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 30, 2000. You are encouraged to read this information carefully.

         Additional Information and Where to Find It: In connection with the proposed merger, Peregrine expects to file a proxy statement and Registration Statement on Form S-4 with the SEC, and Harbinger expects to file a proxy statement with the SEC. We expect that Harbinger and Peregrine will mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing additional information about the proposed merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Harbinger, Peregrine, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the proposed merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus, once available, and each company's other SEC filings, may also be obtained from the respective companies. Free copies of Harbinger's filings may be obtained by directing a request through the Investors Relations portion of Harbinger's website at http://www.harbinger.com or by mailing or telephoning Harbinger Corporation, 1277 Lenox Park Boulevard, Atlanta, Georgia 30319, attention:
Investor Relations, telephone: (404) 467-3000. Free copies of Peregrine's filings may be obtained by accessing its web site at http://www.peregrine.com or by mailing or telephoning Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, California 92130, attention: Investor Relations, telephone: (858) 481-5000.

         You may also read and copy any reports, statements or other information filed by Harbinger or Peregrine at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         Participants in Solicitation: Harbinger, its directors, executive officers, and other members of Harbinger's management and employees may be soliciting proxies form Harbinger stockholders in favor of the merger. Information concerning Harbinger's participants in the solicitation is set forth in its Current Report on Form 8-K filed with the SEC on April 5, 2000. In addition, Peregrine, its directors, executive officers, and other members of Peregrine's management and employees may be soliciting proxies from Peregrine stockholders in favor of the issuance of Peregrine Common Stock in the merger. Information concerning Peregrine's participants in the solicitation is set forth in its press release announcing the execution of the merger agreement. This press release was filed with the SEC under Rule 425 on April 6, 2000.

Announcement Summary

-        April 5, Peregrine Systems, Inc. to acquire Harbinger Corporation

-        Stock for stock - .75 Peregrine: 1 Harbinger

-        Estimate 36mm Peregrine shares

-        Purchase accounting/tax-free reorganization

-        Approved by Both Boards

-        Subject to Approval by Shareholders, Regulatory and Closing Conditions

-        Target close - Summer 2000

Power of Combination



                      Peregrine
                      Systems                    Harbinger
                      ---------                  ---------

Personnel             1,500                      1,000

Core Competence       Full life cycle            One-stop-shop EC
                      asset management           enablement
                      and e-Procurement

LTM Revenues          $225MM                     $155MM

Footprint             40% International          85% domestic

Customer Base         4,000-enterprise/mid       40,000 mid/small;
                                                 1MM EC
                                                 transactions/day

Revenue Engines

                                   PEREGRINE


               [GRAPH OF ACCENDING BARS FOR 1998A, 1999A, 2000E]



                              PRGN Growth Drivers

-        Explosion of IRM Killer App

-        Employee self services - Get.It!

-        e-Procurement Get.Resources



                               HRBC Growth Drivers

-        Digital Marketplaces

-        ASP services

-        Outsource EC Mgmt

-        App-to-App connectivity services



                                    HARBINGER

              [GRAPH OF ACCENDING BARS FOR 1999A, 2000E and 2001E]

Global e-Business



-  Combines worldwide presence
-  Approaching $400 million in trailing revenue
-  Profitable & debt free
-  2,500+ personnel
-  44,000+ customers
-  92% of Fortune 500
-  Killer Apps - IRM + e-Procurement
    + transaction engine
    + connectivity
-  e-Everything - MRO/supply chain/fixed asset procurement, IP connectivity
-  1MM commercial transactions daily
-  25 vertical trading communities


                 [MAP OF THE WORLD IDENTIFYING COMPANY OFFICES]

The Opportunity in B2B e-Commerce

- EC Transactions - growing to $7.3 trillion by 2004, GartnerGroup; 25% of all corporate purchasing by 2003, Boston Consulting Group

-  e-Marketplaces - growing to $1.4 trillion market by 2004, Forrester

- Portals - 60% of Fortune 500 companies will manage their own enterprise portals by 2003, GartnerGroup

-  ASP - growing from $900 million to $30 billion by 2003, Dataquest

-  Outsourcing - from $6.8 billion to $14.2 billion in 2003, IDC

- BCI - 40% of e-commerce will be outsourced including trading community expansion programs to third parties by 2004, GartnerGroup

                                                       [PEREGRINE SYSTEMS LOGO]


                                 Steve Gardner
                                President & CEO
                            Peregrine Systems, Inc.

                                   Converging Strategies

                           1997              1998                1999                     2000
                         ----------    -----------------  --------------------   -----------------------
PEREGRINE                  Asset       IT Infrastructure  Total Infrastructure   Employee Self Service &
Intra-enterprise         Management         Management        Management               e-Procurement

HARBINGER                 EDI VAN          Catalog              ASP, XML               Portals,
Inter-enterprise                            EDI/IP               Hlabs                Exchanges
                                                             harbinger.net         Marketplaces, BCI


                             Synergy for e-Business

Peregrine Systems ...

-  Global Leader in Infrastructure Resource Management (IRM)

-  Leader in the Emerging Market for Employee Self Service


                                              [Get It!]

Harbinger ...
                                                           [Harbinger.net LOGO}


-  Global Leader in B2B e-Commerce Technology and Service Delivery
   - harbinger.net(SM)
     - e-Marketplace Enabler
     - Internet e-Business Communities
   - Content and Catalog Data Management
   - e-Business Software for Buyers & Suppliers
   - Application Service Provider (ASP)
     - Hosted Applications Sold On Usage Basis

                           Evolution of the Strategy

                              Physical and Fiscal
                              Resource Management


       All Lifecycle                Peregrine                Types of
         Phases                      Systems'             Infrastructure

                             Employee Self Service

                        Adding e-Business Infrastructure

                                   e-CONTENT
                              Physical and Fiscal
                              Resource Management


                           e-BUSINESS INFRASTRUCTURE


                                  e-PURCHASING
                              All Lifecycle Phases

                               Peregrine Systems'

                                   e-BUSINESS
                                    Types of
                                 Infrastructure
                                     NETWORK

                             Employee Self Service
                                 e-MARKETPLACE
                                     ACCESS

                                                            [HARBINGER.NET LOGO]

                        Peregrine and Harbinger Together
                           "We Make e-Business Work"

-        Creating & Delivering the Infrastructure of e-Business

-        Operating & Managing the e-Business Infrastructure

-        Exploiting e-Business for Profit - NOW!

         -        Employee Self Service

         -        e-Procurement

         -        Market Site Operations

-        Purely Complementary Products & Solutions

                          Our Customers Tell the Story

Representative List

                                LARGE ENTERPRISES
                           SMALL & MEDIUM ENTERPRISES
                                 E-MARKETPLACES
                 BUYERS & SUPPLIERS TO ENTERPRISES OF ALL SIZES


                                    ABN AMRO
                                      Ahold
                                Alamo Rent-A-Car
                                    Ameritech
                                American Express
                              Arthur Andersen, LLP
                                  Bankers Trust
                                  Bell Atlantic
                                   Bell South
                                   British Gas
                              Canadian Pacific Rail
                              Chase Manhattan Bank
                                debis Systemhaus
                                Deere and Company
                            Depository Trust Company
                               Deutsche Lufthansa
                                  Dresdner Bank
                             Detroit Medical Center
                                EDS International
                                    EDS/Xerox
                              Electricite de France
                            Edward Jones and Company
                                     Europay
                              Fidelity Investments
                                 Fleet Financial
                                   GE Capital
                                      GEICO
                               IBM Global Services
                            Internal Revenue Service
                                   J Sainsbury
                                   Mellon Bank
                                    Microsoft
                               Mitsubishi Electric
                                      MBNA
                                    P S E & G
                                Packard Bell NEC
                               Penn Power & Light
                           Philip Morris International
                                Proctor & Gamble
                                     Quantas
                                 Safeway Stores
                                Salomon Brothers
                          Shell Services International
                                  Tele Danmark
                          Texas Dept. of Human Services
                                United Healthcare
                                      USAA
                               Walt Disney Company

                          What Makes e-Business Work?

-        Reliable Infrastructure

-        e-Procurement

-        e-Marketplace Access

-        e-Catalog Content Management

-        e-Business Networks

-        e-Business Community Integration

-        Employee Self Service

-        Infrastructure Management

B2B COMPONENTS



   Sellers                        Marketplace                        Buyers

                             B2B Business Services


Large sellers                  Seller Aggregation              Large buyers
Back office                    Market Mechanisms               Back office
Enterprise                     Buyer Aggregation               Enterprise eProcurement



Small to medium sellers                                        Small to medium buyers
Hosted eSales                                                  Hosted eProcurement

                          B2B Technical Infrastructure

                                                   Courtesy McKinsey Consultants

[LOGO] HARBINGER            - Primary           Primary - PEREGRINE [LOGO]
We make e-commerce work.      product           product



- Provides products and services for the creation and management of e-marketplaces, enabling customer and supplier transactions, application hosting and security

-    Provides ASP services for XML enabled business transaction

- Provides e-Procurement, requisitioning workflow, asset management and linkages to back office

   Sellers                        Marketplace                        Buyers

                             B2B Business Services

Large sellers                                                 Large buyers
Back office                                                   Back office
Enterprise                                                    Enterprise eProcurement

                               Seller Aggregation
                               Market Mechanisms
                               Buyer Aggregation

Small to medium sellers                                        Small to medium buyers
Hosted eSales                                                  Hosted eProcurement

                          B2B Technical Infrastructure

                                         Courtesy McKinsey Consultants: modified

                          Who Makes e-Business Work?


                                                      PRGN/HRBC
                                                      ---------

- Reliable Infrastructure                                --

- e-Procurement                                          --

- e-Marketplace Access                                   --

- e-Catalog Content Management                           --

- e-Business Networks                                    --

- e-Business Community Integration                       --

- Employee Self Service                                  --

- Infrastructure Management                              --


Side by Side


- Peregrine Systems
  - IRM leader
  - e-Procurement application leader
  - Employee Self Service leader
  - Global alliances & partnerships
  - Rapid revenue growth
  - Serving 4,000 enterprise customers

- Harbinger
  - e-Commerce leader
  - Single source for e-Business technology & service delivery
  - Rapid growth of new business sectors
  - Serving 40,000 global customers
  - 1MM+ h.net commercial transactions per day

                   Peregrine Systems & Harbinger Corporation


- Explosive growth in:
  - Infrastructure Management
  - Employee Self Service
  - e-Marketplace enablement

- Full lifecycle e-Business delivery and operations

- One source for e-Business technology, enablement and services

- Acceleration in average price per sale

- Leveraging global presence in sales, support, and alliances


                            We Make e-Business Work